Contact

www.linkedin.com/in/lesjebson
(LinkedIn)

Certifications

Fellow - American College of
Medical Practice Executives
(FACMPE)

Fellow - American College of
Healthcare Executives (FACHE)

Honors-Awards

Beckers Healthcare Top Orthopedic
CEO's

ACHE American College of
Healthcare Executives Up and
Comer Award

Beckers Health Top ASC Leaders

Leslie Jebson

Healthcare Operations | Strategic Growth | Clinical Quality
Greenville, South Carolina, United States

Summary

A results oriented and growth driven healthcare executive. Decades
of practical experience and success throughout the country, working
in tandem with clinicians and administrators in crafting market
changing, often nationally recognized specialty institutes and
clinical programs. Graduate healthcare and business management
education coupled with fellowship status with both the American
College of Healthcare Executives [ACHE] and Medical Group
Management Association [MGMA]. Additionally, expertise and
professional certifications in Patient Safety and Risk Management.
An educator and presenter in healthcare operations and
organizational improvement. Over 130+ regional/national
presentations and authored publications [available on Google
Scholar]. Invited program designer for multiple healthcare
organizations, some of which have included: UT Medical Center,
LSU Ourso School of Business-Physician Leadership Program,
USC School of Medicine, Mercy Health-Ohio, Orlando Health,
Temple University Health, University of Florida-Healthcare
Professional Development Program, American Association of
Provider Compensation Professionals.

Demonstrated areas of expertise and accomplishments in:
- Small- and large-scale program development and growth [ASCs,
institutes, service lines, centers]
- Profit and loss responsibility with capital intensive new facility and
clinical program rollouts
- Payer-provider quality improvement programs and initiatives
- Payer, clinical and professional services legal contracting
negotiation and management
- Diverse provider recruitments, employment agreements and
onboarding
- New information systems and technology selection and
implementation [ECW, Athena, EPIC, Cerner]
- Community involvement and not-for-profit board representation

Affiliate faculty appointments:
- University of Missouri-Kansas City- Pharmacogenomics Graduate Program
- University of Missouri-Columbia- Graduate Program in Health Services Management
- University of Kansas- Graduate Program in Healthcare Administration
- University of Florida- Graduate Program in Health Services Management
- Louisiana State University- Ourso College of Business
- Texas A&M University- School of Public Health

_____

Experience

Prisma Health
Regional Administrator [Inaugural Executive]
February 2023 - Present (1 year 4 months)
South Carolina, United States

Specialty program development and management - ambulatory surgery centers, system wide sports medicine & orthopedics service line for an 18-hospital 300-location progressive healthcare company
www.prismahealth.org

Texas A&M Health Science Center
Executive Director
September 2018 - February 2023 (4 years 6 months)
Bryan/College Station, Texas Area

Market strategic planning and clinical practice development [Medicine, Nursing, Public Health, Dentistry, Pharmacy] www.health.tamu.edu

SIU School of Medicine
Executive Director - Surgical Specialties
May 2015 - September 2018 (3 years 5 months)
Springfield, Illinois Area

Specialty program development and management - Plastic Surgery, Neurosurgery, Orthopedics, General Surgery, Bariatric Surgery, ENT, Vascular Surgery, Cardio-Thoracic Surgery, Urology. www.siumed.edu

UF Health
10 years

Executive Director [Inaugural Executive]
January 2012 - June 2015 (3 years 6 months)
Gainesville, Florida Area

General administration, grant management, clinical programmatic
development for a new multidisciplinary institute
The Diabetes Institute - The University of Florida Health System
www.diabetes.ufl.edu

Executive Director
July 2005 - December 2011 (6 years 6 months)
Gainesville, Florida Area

General administration, grant management, programmatic development for a
new musculoskeletal institute
The Orthopedics and Sports Medicine Institute
www.ortho.ufl.edu
www.ufsportsperformance.com

AdventHealth Kansas City
Chief Operations Officer [Inaugural Executive]
January 2003 - June 2005 (2 years 6 months)
Kansas City, Missouri Area

Advent Health - Shawnee Mission Medical Group
Multispecialty ambulatory development with a multitude of existing and new
outpatient clinical practices throughout metropolitan Kansas City
https://www.adventhealth.com/practice/adventhealth-medical-group

The University of Kansas Health System
Business-Operations Director
March 2002 - May 2003 (1 year 3 months)
Kansas City, Kansas, United States

Business and fiscal oversite and operational organizational improvement
initiatives at a nationally recognized 500+ bed level one trauma center
[inpatient units, perioperative services, emergency services]
https://www.kansashealthsystem.com/

University of Missouri Health Care
Specialty Clinics Manager - Ambulatory Care
1998 - 2002 (4 years)
Columbia, Missouri, United States

Administrative management of outpatient clinics [18 ambulatory clinics-ranging
from internal medicine to orthopedic surgery]

https://www.muhealth.org

University of Iowa Health Care
Project Assistant - Executive Intern
1994 - 1998 (4 years)
Iowa City, Iowa, United States

Project Assistant - Orthopedics & Rehabilitation / School of Medicine

Administrative Internship - John Colloton/John Staley PhD

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Education

Texas A&M University
Master of Business Administration - MBA

University of Missouri-Columbia, School of Medicine
Master of Health Services Policy and Management - MHA

University of Florida
Professional Certificate, Healthcare Risk Management, Quality and Patient
Safety

Loras College
Bachelor's degree, Business/Corporate Communications